Filed on Edgar and via E-mail

February 14, 2006

Keith O`Connell
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:T. Rowe Price Balanced Fund, Inc. 033-38791/811-6275
T. Rowe Price Blue Chip Growth Fund, Inc. 033-49581/811-7059
T. Rowe Price California Tax-Free Income Trust 033-08093/811-4525
T. Rowe Price Capital Appreciation Fund 033-05646/811-4519
T. Rowe Price Capital Opportunity Fund, Inc. 033-56015/811-07225
T. Rowe Price Corporate Income Fund, Inc. 033-62275/811-07353
T. Rowe Price Developing Technologies Fund, Inc. 333-40558/811-10003
T. Rowe Price Diversified Mid-Cap Growth Fund, Inc. 333-109958/811-21454
T. Rowe Price Diversified Small-Cap Growth Fund, Inc. 333-26323/811-08203
T. Rowe Price Dividend Growth Fund, Inc. 033-49187/811-7055
T. Rowe Price Equity Income Fund 033-00070/811-4400
T. Rowe Price Equity Series, Inc. 033-52161/811-07143
T. Rowe Price Financial Services Fund, Inc. 333-09551/811-07749
T. Rowe Price Fixed Income Series, Inc. 033-52749/811-07153
T. Rowe Price Global Technology Fund, Inc. 333-40086/811-09995
T. Rowe Price GNMA Fund 033-01041/811-4441
T. Rowe Price Growth & Income Fund, Inc. 002-79190/811-3566
T. Rowe Price Growth Stock Fund, Inc. 002-10780/811-579
T. Rowe Price Health Sciences Fund, Inc. 033-63759/811-07381
T. Rowe Price High Yield Fund, Inc. 002-93707/811-4119
T. Rowe Price Index Trust, Inc. 033-32859/811-5986
T. Rowe Price Inflation Protected Bond Fund, Inc. 333-99241/811-21185
T. Rowe Price Institutional Equity Funds, Inc. 333-04753/811-07639
T. Rowe Price Institutional Income Funds, Inc. 333-84634/811-21055
T. Rowe Price Institutional International Funds, Inc. 033-29697/811-5833
T. Rowe Price International Funds, Inc. 002-65539/811-2958
T. Rowe Price International Index Fund, Inc. 333-44964/811-10063
T. Rowe Price International Series, Inc. 033-52171/811-07145
T. Rowe Price Media & Telecommunications Fund, Inc. 333-27963/811-07075
T. Rowe Price Mid-Cap Growth Fund, Inc. 033-47806/811-6665
T. Rowe Price Mid-Cap Value Fund, Inc. 333-02993/811-07605
T. Rowe Price New America Growth Fund 002-99122/811-4358
T. Rowe Price New Era Fund, Inc. 002-29866/811-1710
T. Rowe Price New Horizons Fund, Inc. 002-18099/811-958
T. Rowe Price New Income Fund, Inc. 002-48848/811-2396
T. Rowe Price Personal Strategy Funds, Inc. 033-53675/811-07173

T. Rowe Price Prime Reserve Fund, Inc. 002-54926/811-2603
T. Rowe Price Real Estate Fund, Inc. 333-36137/811-08371
T. Rowe Price Reserve Investment Funds, Inc. 811-08279
T. Rowe Price Retirement Funds, Inc. 333-92380/811-21149
T. Rowe Price Science & Technology Fund, Inc. 033-16567/811-5299
T. Rowe Price Short-Term Bond Fund, Inc. 002-87568/811-3894
T. Rowe Price Small-Cap Stock Fund, Inc. 002-12171/811-696
T. Rowe Price Small-Cap Value Fund, Inc. 002-43237/811-2215
T. Rowe Price Spectrum Fund, Inc. 033-10992/811-4998
T. Rowe Price State Tax-Free Income Trust 033-06533/811-4521
T. Rowe Price Summit Funds, Inc. 033-50319/811-7093
T. Rowe Price Summit Municipal Funds, Inc. 033-50321/811-7095
T. Rowe Price Tax-Efficient Funds, Inc. 333-26441-811-08207
T. Rowe Price Tax-Exempt Money Fund, Inc. 002-67029/811-3055
T. Rowe Price Tax-Free High Yield Fund, Inc. 002-94641/811-4163
T. Rowe Price Tax-Free Income Fund, Inc. 002-57265/811-2684
T. Rowe Price Tax-Free Intermediate Bond Fund, Inc. 033-49117/811-7051
T. Rowe Price Tax-Free Short-Intermediate Fund, Inc. 002-87059/811-3872
T. Rowe Price U.S. Bond Index Fund, Inc. 333-45018/811-10093
T. Rowe Price U.S. Treasury Funds, Inc. 033-30531/811-5860
T. Rowe Price Value Fund, Inc. 033-54963/811-07209
(collectively the "Price Funds")

Dear Mr. O`Connell:

This is in response to your oral comments provided to Forrest Foss on February 14, 2006. Your comments and our responses are set forth below.

Comment #1:

The fourth sentence under the subheading, "How can I get more information about the funds?" states that shareholders of any T. Rowe Price variable annuity portfolio should contact their insurance company if they would like to receive copies of shareholder reports. If variable annuity shareholders can contact T. Rowe Price directly at the number provided in the paragraph for copies of shareholder reports, please remove the statement in question.

Response:

Shareholders of T. Rowe Price variable annuity portfolios will be able to contact T. Rowe Price at the number provided in the paragraph, therefore, we have removed the statement in question.

Comment #2:

The second paragraph under Proposal No. 2 in reference to amending the investment objective for the GNMA Fund states that the Board proposes that the objective be changed so that the fund is required to invest 80% of its net assets in GNMA securities backed by the full faith and credit of the U.S. government. Please state the proposed new objective in full. Further, in order to avoid confusion with the name test under Rule 35d-1, the 80% test in the objective must indicate that the 80% requirement also applies to any amounts borrowed for investment purposes.

Response:

We have revised the paragraph as blacklined below. See below.

Comment #3:

If the additional investment flexibility the fund would have under the new objective would permit additional investments in derivatives, please disclose this fact and the accompanying risks.

Response:

We will add the disclosure as blacklined below:

PROPOSAL NO. 2—Amend Investment Objective

GNMA FUND

The fund`s current objective is to seek "high current income consistent with maximum credit protection and moderate price fluctuation by investing exclusively in securities backed by the full faith and credit of the U.S. government and instruments linked to these securities.

The Board proposes that the objective be changed as follows: The fund`s objective is to seek high current income consistent with high overall credit quality and moderate price fluctuation by investing at least 80% of its net assets (plus any amounts borrowed for investment purposes) in GNMA securities backed by the full faith and credit of the U.S. government.

The new objective would differ from the current objective in two significant respects. First, the new objective would require that 80% of fund net assets be invested in GNMA securities backed by the full faith and credit of the U.S. government. The current objective requires that 100% of the fund`s assets be invested in securities backed by the full faith and credit of the U.S. government, but not necessarily GNMA securities. However, under rules adopted under the 1940 Act, at least 80% of the fund`s net assets (plus any amounts borrowed for investment purposes) must be invested in GNMA securities. The proposed change in the fund`s objective is consistent with this requirement.

Secondly, under the proposed new objective up to 20% of the fund`s net assets could be invested in securities not backed by the full faith and credit of the U.S. government. The other 20% of the fund`s securities could be invested in a wide variety of government and nongovernment securities and investments including derivatives. The fund`s Board of Trustees has indicated that it will require the fund`s non-GNMA fixed-income securities to have a credit rating of at least AA or the equivalent as determined by a national rating organization or, if unrated, deemed to be of comparable quality by T. Rowe Price. While it has no current intention to do so, the Board could authorize the fund to invest in lower quality securities at some time in the future. Under the current objective, the fund may not invest in any securities not backed by the full faith and credit of the U.S. government.

Securities backed by the full faith and credit of the U.S. government are considered to have no credit risk. While the non-GNMA fixed-income securities that the fund would be eligible to invest in must be rated at least AA (or the equivalent), they will have some credit risk. Credit risk is the risk that an issuer will have its credit ratings downgraded or will default (fail to make scheduled interest or principal payments), potentially reducing the fund`s income level and share price. By conducting thorough credit research of its non-GNMA securities, T. Rowe Price will seek to reduce this risk.

The fund can currently invest in derivatives such as futures and certain types of stripped-
mortgage securities. If the proposal is adopted, the fund`s derivative investment could expand to include other types of derivatives including, but not limited to, swaps and structured notes.

Derivatives will be used if the expected risks and rewards are consistent with fund objectives, policies, and overall risk profile. Generally, the fund would use these additional derivatives where they would help accomplish the following: hedge against a decline in principal value, increase yield, invest in eligible asset classes with greater efficiency and lower cost than is possible through direct investment, or adjust portfolio duration.

The use of derivatives involves risks including that they may not always be successful hedges; using them could lower fund total return, their prices can be highly volatile, the potential loss from the use of derivatives can exceed a fund`s initial investment in such instruments, and the other party to the derivative instrument could default on its obligations.

The Board believes the proposed change to the fund`s objective, including the increase in the fund`s credit risk, is in the interests of the fund`s shareholders. The additional flexibility will provide the fund with more options in terms of incremental yield, diversification, and the ability to manage the fund in response to interest rate changes. With these tools the Board believes the fund will be able to execute its investment strategies more precisely. To conform the fund`s proposed new objective to this greater investment flexibility, the new objective would require the fund to seek "high overall credit quality" rather than "maximum credit protection."

If the proposed amendment is approved by shareholders, it will become effective on or about June 1, 2006. Shareholders will receive notification of the changes to the fund`s objectives and programs.

Comment #4:

The last sentence under the subheading, "What is the required quorum?" states that if an adjournment is proposed, the persons named as proxies will vote in favor of such adjournment if they determine that additional solicitation is reasonable and in the interests of the corporation`s/trust`s shareholders. Is this procedure consistent with state law?

Response:

This procedure is consistent with Maryland and Massachusetts state laws.

If you have any questions, please do not hesitate to call me at 410-345-4981, or, in my absence, Forrest Foss at 410-345-6601.

Very truly yours,

/s/Tawanda Cottman
Tawanda Cottman

In connection with responding to your comments, T. Rowe Price acknowledges that:

  the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  the fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

  /s/Henry H. Hopkins
  _______________________________
  Henry H. Hopkins
  Vice President, Price Funds